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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Norway’s Widerøe Completes First Revenue Flight of an E190-E2

Bergen, Norway, April 24, 2018 – Widerøe, Scandinavia’s largest regional airline, completed the first scheduled passenger flight of an Embraer E190-E2 this morning. The aircraft, registered LN-WEA and operating as flight WF622, departed Bergen Airport on time at 7:35 AM and arrived at Tromsø Airport two hours later at 9:35 AM local time. The flight was sold out.

Today’s flight marks the official entry into service of the first of three new E-Jets E2s that Embraer has developed to succeed its first-generation E-Jets. Deliveries of the larger E195-E2 are planned to start in 2019, and in 2021 for the smaller E175-E2.

“This is a truly historic day for the E-Jets program and for Embraer,” said John Slattery, President & CEO, Embraer Commercial Aviation. “The first revenue flight is the crowning achievement of years of hard work and planning. I know Widerøe’s customers are going to love flying on a such a green airplane.”

Widerøe passengers experienced a quiet, environmentally-friendly flight on the 672 nm sector. The E190-E2 has the lowest external noise and emissions levels of any aircraft in its category and burns 17.3% less fuel than the current-generation E190.

The completely redesigned and pleasant E2 cabin interior features new acoustic treatments, an improved quiet air conditioning system and more stowage space. In some flight conditions, cabin noise levels in the E2 are 50% lower than in the main competitor.

The lowest community noise margins in the airline industry were achieved through a combination of low-drag and low-noise airframe design with outstanding field performance. These features reduce required engine thrust making the E2 much quieter during approach and take-off.

Stein Nilsen, Widerøe’s President & CEO, spoke after the flight landed. “Today, we’re celebrating the beginning of a new era for Widerøe. It’s the first jet in our fleet. And we’ll always have the distinction of being the first airline to fly the E2. We see a bright future with our new E2 jets.”

Widerøe will receive two more E190-E2s this year. It holds purchase rights for an additional 12 E2s. The total value of the order is approximately USD 873 million if all rights are exercised.

Embraer is the world’s leading manufacturer of commercial jets up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

PRESS OFFICES

Headquarters (Brazil)	North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Widerøe

Widerøe is the largest regional airline in Scandinavia with a staff of 3,000 and a turnover of NOK 3.5 billion. The company carries around 2.8 million passengers annually and flies to 46 domestic and international destinations.

Widerøe operates more than 450 flights every day and operates to more than twice as many airports in Norway than any other airline. Today, its network consists of 60% commercial routes and 40% PSO routes (Public Services Obligations).

About the E-Jets E2s

E-Jets E2s represent the best of new technology in a proven platform. The application of advanced technologies for engines, wings, and avionics sets the E2s apart by providing airlines with the most efficient aircraft in the category while maintaining commonality with current-generation E-Jets. Enhancements include new aerodynamically-advanced high-aspect ratio distinctively-shaped wings, improved systems and avionics, 4th generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). These combine to generate the most efficient single aisle family with double-digit reductions in fuel consumption, emissions, noise, and maintenance costs, as well greater productivity through less scheduled maintenance downtime. E-Jets E2s will achieve similar costs per seat as larger re-engined narrow-body aircraft, but with significantly lower costs per trip. These savings will create new opportunities for lower-risk development of new markets and fleet right-sizing. The E195-E2 is scheduled to enter into service in 2019 and the E175-E2 in 2021.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer